Exhibit 99.1

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: EQXFF) should be read in conjunction with the Company’s MD&A for the year ended December 31, 2018 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of August 1, 2019. This discussion covers the three and six months ended June 30, 2019 (“Q2 2019” or the “Quarter”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All these risks and uncertainties are discussed in the Company’s 2018 annual MD&A dated March 12, 2019 which is filed on SEDAR.

Throughout this MD&A cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, and sustaining and non-sustaining capital expenditures, are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 15 of this MD&A.

CONTENTS
Business Overview	3
Highlights for the Three Months ended June 30, 2019	3
Recent Developments	4
2019 Outlook	4
Operations	4
Development Properties	5
Health, Safety, Environment & Sustainability	7
Corporate	8
Recent Developments	9
Financial Results	10
Liquidity and Capital Resources	12
Outstanding Share Data	14
Commitments and Contingencies	14
Related Party Transactions	15
Non-IFRS Measures	15
Risk and Uncertainties	16
Accounting Matters	17
Cautionary Notes and Forward-looking Statements	19
Technical Information	20

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming a diversified multi-asset gold producer. The Company has grown from a single-asset developer to a gold producer with two mines in production, and expects to have three mines in production in 2020. Equinox Gold’s principal assets are its 100%-owned producing Mesquite Gold Mine in California, USA (“Mesquite”), its 100%-owned producing Aurizona Gold Mine in Maranhão, Brazil (“Aurizona”) and its 100%-owned construction ready Castle Mountain Gold Mine in California, USA (“California”).

Equinox Gold’s strategic vision is to build a leading gold company producing more than one million ounces of gold per year by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines or development projects that fit its portfolio and strategy.

The Company’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Markets in the United States under the symbols “EQXFF” and “EQXWF”, respectively.

Highlights for the Three Months ended June 30, 2019
Corporate highlights

• Completed $130 million strategic investment by Mubadala Investment Company (“Mubadala”)

• Converted $100 million acquisition facility into a senior secured $130 million revolving credit facility(1)

• Issued $9.7 million in convertible notes to Pacific Road Resources Funds pursuant to non-dilution right(2)

• Issued 11.1 million shares to Sandstorm Gold to partially settle secured convertible debenture

• Sold non-core Elk Gold project for consideration of C$10 million

• Cash and cash equivalents (unrestricted) at June 30, 2019 of $33 million

Operational highlights from Mesquite

• No lost-time injuries

• Produced 26,799 ounces (“oz”) of gold

• Cash cost(3) of $794 per oz sold and AISC(3) of $917 per oz sold

• Sold 26,856 oz of gold, generating revenue of $35.4 million

• Earnings from mine operations of $9.6 million

Development highlights

• Poured first gold at Aurizona on May 14, 2019

• Produced 7,025 oz of gold at Aurizona during the month of June

• Received Aurizona License to Operate, the final operating permit for Aurizona

• Advanced Castle Mountain permitting and procurement to prepare for Phase 1 construction in H2 2019

[1] $100 million available immediately on closing on April 11, 2019. Remaining $30 million was made available in late June 2019.

[2] Issued with the same terms as the convertible notes issued to Mubadala, with a 5-year term, bearing interest at a fixed 5% interest rate, convertible at US$1.05 per share.

[3] Cash cost per ounce sold and AISC per ounce sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Recent Developments
• Achieved commercial production at Aurizona effective July 1, 2019

2019 Outlook

• Production guidance updated to 200,000-235,000 oz of gold at AISC of $940-$990/oz of gold sold (previously 230,000-265,000 oz of gold at AISC of $900-$950/oz) to reflect a longer than expected leach cycle for non-oxide ore and stacking of lower grade material at Mesquite, and the delay in construction and subsequent modification of the mine plan at Aurizona. Updated guidance is as follows:

• 125,000-145,000 oz of gold from Mesquite at AISC of $930-$980 per oz of gold sold

• 75,000-90,000 oz of gold from Aurizona at AISC of $950-$1,025 per oz of gold sold

• Anticipated total 2019 capital spend of $69 million at Mesquite and Aurizona with $48 million spent through June 30, 2019, including $36 million on initial capital at Aurizona

• Commence Phase 1 Castle Mountain construction, initiate Phase 2 Castle Mountain feasibility study

Operations
Mesquite Gold Mine, California, USA
Equinox Gold acquired Mesquite on October 30, 2018 and produced 25,601 oz of gold from the mine in the last two months of 2018. Q1 2019 was Equinox Gold’s first full quarter of production from Mesquite. Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of the Company’s Castle Mountain project. The mine has a long history of successful operations and a strong environmental record. Mesquite has produced more than four million ounces of gold since it commenced operations in 1985 with average annual gold production of approximately 135,000 oz over the last 10 years.

Operating and financial results for the three and six months ended June 30, 2019
		Three months ended		Six months ended
Operating data	Unit	June 30, 2019	March 31, 2019	June 30, 2019
Ore mined	Kt	7,106	5,644	12,750
Waste mined	Kt	9,515	7,299	16,814
Ratio of waste to ore		1.34	1.29	1.32
Average gold grade stacked to leach pad	g/t	0.31	0.37	0.34
Gold produced	oz	26,799	25,310	52,109
Gold sold	oz	26,856	27,238	54,094

Financial data (millions)
Revenue		$35.4	35.4	70.8
Operating expenses		$21.3	20.9	42.2
Sustaining capital		$2.8	3.0	5.8

Unit analysis	Unit
Realized gold price	$/oz	1,318	1,299	1,308
Cash cost per ounce sold	$/oz	794	766	780
All-in sustaining cost per ounce sold	$/oz	917	897	907

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Q2 Analysis
Production

During the Quarter, Mesquite produced 26,799 oz of gold at an AISC of $917 per oz with gross revenue of $35.4 million, compared to 25,310 oz at an AISC of $897 per oz with gross revenue of $35.4 million in the first quarter.

Production increased slightly in Q2 2019 and is expected to increase further in Q3 and Q4 2019. The Company has been stacking a higher percentage of oxidized material, sourced partly from low grade dumps and leach pads on the property, and also commenced mining the upper benches of other pits. The low grade dumps contain material stockpiled at a time when gold prices were much lower, that is economic in the current gold price environment. Sourcing material from the low grade dumps and the upper benches resulted in short hauls for both waste and ore, resulting in AISC within the guidance range for the Quarter.

Exploration and development

During the Quarter, the Company spent $3.0 million in non-sustaining capital, focused primarily on drilling low grade dumps and leach pads to identify economic-grade material.

During the Quarter the Company spent $2.8 million on sustaining capital, focused on waste stripping.

Outlook
Guidance

Mesquite production and cost guidance for 2019 has been updated to 125,000 to 145,000 oz of gold at AISC of $930 to $980 per oz of gold produced, from previous guidance of 145,000 to 160,000 oz at AISC of $950 to $1,000 per oz of gold produced.

The reduction in expected production is primarily due to lower grade material being stacked during the second quarter and a longer leach cycle attributable to non-oxidized ore mined and stacked during the first and second quarters. During the second quarter the Company has increased the stacking of oxide material, sourced from both the open pit and low grade dumps, and is developing additional water sources to increase solution flow to the leach pads. As a result, gold production is expected to increase during the third and fourth quarters of 2019.

Forecasted costs at Mesquite have decreased as the result of shorter than planned hauls and cost management efforts.

Exploration and development

During the second half of 2019, the Company expects to spend approximately $2.0 million in sustaining capital and reclamation expenditures primarily related to capitalized waste stripping within the open pits as well as an additional $2.0 million in non-sustaining capital primarily related to exploration. Activities at Mesquite for the remainder of 2019 will be focused on:

• Executing on opportunities to increase production and reduce costs

• Completing infill and mine life extension drill programs, including targets in and peripheral to existing open pits

• Securing permits to explore and drill new near-mine concessions

Development Properties
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil at which the Company commenced full-scale construction in January 2018. Construction was completed during Q2 2019 and first gold was poured on May 14, 2019. Commissioning and ramp up continued through the Quarter and the Company declared commercial production at Aurizona effective July 1, 2019. Accordingly, no revenue or costs were recognized in the consolidated statements of loss in Q2 2019.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

The current reserve model for Aurizona outlines a 6.5-year mine life with average annual production of 136,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves and is also reviewing the potential for mine life extension by exploiting underground resources.
Q2 Analysis
Construction and commissioning

The Company completed construction and commissioning during Q2 2019, spending $16.8 million during the Quarter and completing the initial capital spend for Aurizona. Activities during the first part of the Quarter focused on final electrical, instrumentation and piping installation and sequentially commissioning elements of the plant. Construction was complete at the end of April, first gold was poured on May 14, 2019 and commissioning continued for the remainder of the Quarter. Gold pour was delayed approximately four months as a result of extra time required for final piping and electrical works, refurbishment of existing equipment and exceptionally heavy rains during the first four months of the year. However, ramp-up has been quicker than expected, offsetting some of the construction delay. The Company also received its Licence to Operate, the final operating permit for Piaba at Aurizona, from the Maranhão State Environmental Agency (SEMA).

During the month of June 2019, the Aurizona processing plant operated at an average throughput of approximately 90% of its name-plate capacity of 8,000 tonnes per day (“t/d”), exceeded 90% average recovery and produced 7,025 oz of gold.

Equinox Gold declared commercial production at Aurizona effective July 1, 2019.

Outlook
Guidance

Aurizona production and cost guidance for 2019 has been updated to 75,000 to 90,000 oz of gold (including 7,025 of pre-commercial production oz) at AISC of $950 to $1,025 per oz of gold produced, from previous guidance of 85,000 to 105,000 oz (including pre-commercial production oz) at AISC of $800 to $875 oz of gold produced.

The reduction in expected production is due to the delay in completion of construction, which was related to heavy rains and slower than planned final electrical cable pulling and terminations. Further, initial mill feed has come from lower grade stockpiles; however, mining resumed as the process plant was ramping up and subsequently the mine plan was modified for the remainder of the year to focus on accessing higher grades of ore in the Piaba Main pit. Grade is expected to increase to reserve grade later in Q3 2019 after stripping in Piaba Main.

Unit operating costs at Aurizona remain in line with original expectations for guidance. However, forecasted AISC have been revised to account for the adjusted mine plan for the shorter operating period in 2019 and the resulting higher strip ratio, as well as additional capitalized stripping to access the Piaba Main area and preparing the upper benches of the eastern end of the pit for mining in early 2020 during the rainy season.

Exploration and development

With construction and commissioning complete and production underway, activities at Aurizona during the remainder of 2019 will focus on:

• Final optimization of the processing plant to achieve full capacity during Q3 2019

• Ramping up mining to full capacity during dry season and providing the plant with higher-grade ore

• Completing the next tailings storage facility lift

• Potential exploration at Tatajuba and other targets to extend the open-pit mine life

• Advancing studies examining the potential for an underground mine

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

The Company is planning a drill program for the Tatajuba target, which represents a potential 4-km extension to the Piaba Trend, with the goal of expanding the resource base and extending the open-pit mine life. The Company is also examining the potential of developing an underground mine at Aurizona, either as a sequential project or concurrently with open-pit mining to increase production with higher-grade feed from underground resources.
Castle Mountain Gold Mine, California, USA

Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of the Company’s Mesquite Mine. Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The Company completed a pre-feasibility study in July 2018, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold and generate $865 million in after-tax cash flow over a 16-year mine life. Life of mine AISC is estimated at $763 per oz.

Castle Mountain will be developed in two phases with annual average gold production of 45,000 oz over the first three years (“Phase 1”) and annual average gold production of 203,000 oz from years 4 to 16 (“Phase 2”). Phase 1 will consist of a ROM heap leach operation processing primarily 12,700 t/d of ore. Phase 2 will increase throughput to 41,000 t/d of ore, of which 2,340 t/d of higher-grade ore will be processed through a milling circuit. The Company has maintained its permits in good standing since production ceased and has the key permits and water supply required to commence Phase 1 construction in 2019. The staged development approach allows the Company to use existing permits to expedite production while completing the feasibility study, permitting and development of additional water sources for the Phase 2 expansion.

Q2 Analysis
During Q2 2019, the Company advanced permitting and Phase 1 construction procurement activities, including receipt of firm price quotes on all major purchases and contracts, in anticipation of commencing Phase 1 construction in H2 2019.
Outlook

Activities at Castle Mountain during the second half of 2019 will focus on:

• Completing permitting, advancing procurement and commencing Phase 1 construction

• Advancing permitting and development of water wells for the Phase 2 expansion, and commencing the Phase 2 feasibility study

• Executing on infrastructure, equipment and administrative synergies between Mesquite and Castle Mountain

Health, Safety, Environment & Sustainability
Health & Safety
Equinox Gold achieved excellent safety results during Q2 2019 with no lost-time injuries at any of its sites. Mesquite and Aurizona have achieved over 965 and 806 days, respectively, with no lost-time injuries. This is particularly notable for Aurizona since this accomplishment includes increased staffing and work hours during construction and commissioning of the plant. Equinox Gold’s Total Recordable Injury Frequency Rate, which is a measure of all injuries that require the attention of medically trained personnel, was zero for the first two quarters of the year.
Environment
There were no significant environmental incidents at any of the Company’s sites during the first two quarters of the year.
Sustainability
Aurizona received the Award for Excellence in the Mining and Metallurgy Industry for the second year in recognition of its “Sustainable Agroecological Production Project”. In partnership with the Maranhão State Agency of Agricultural Research, the project supports local community members to create organic agricultural enterprises on lands that were previously degraded by artisanal mining. The project also supports a cooperative that sells the participants’ produce in local communities, providing stable income for participating families and contributing to both social and environmental improvements in communities near Aurizona.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Corporate
Mubadala Investment

On April 11, 2019, Equinox Gold announced that it had completed the issuance of $130 million of convertible notes (the “Notes”) to Mubadala, as previously announced on February 25, 2019. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year and are convertible at the holder’s option into common shares of the Company at a fixed US$ conversion price of $1.05 per share. The Company paid $2.0 million in transaction fees to Mubadala on issuance of the Notes.

Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full the $20 million Mesquite acquisition facility and the $85 million Aurizona construction facility provided by Sprott Private Resource Lending (Collector), L.P., including accrued interest, to terminate the related Aurizona production-linked payment obligation of $20 per oz on 300,000 oz, and for certain other transaction fees and expenses.

Remaining proceeds from the Notes were restricted until the submission for registration of certain security documents, the completion of certain additional post-closing documentation and the satisfaction of customary conditions. These conditions were completed during the Quarter and the remaining $10 million was released to Equinox Gold on June 24, 2019.

Equinox Gold and Mubadala also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s board of directors. Mohamed Alsuwaidi was appointed to the Company’s Board of Directors on May 1, 2019. As a result of Mr. Alsuwaidi’s promotion to a different branch of the Mubadala group, Tim Breen assumed Mr. Alsuwaidi’s position on Equinox Gold’s Board of Directors as of August 1, 2019.

Pacific Road Resources Funds (“Pacific Road”) exercised its pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015, and on May 7, 2019 was issued approximately $9.7 million in convertible notes on the same terms as the Notes.

Revolving credit facilities

On April 11, 2019, the Company converted its $100 million Mesquite acquisition facility into a senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with its existing syndicate of lenders led by the Bank of Nova Scotia. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and incurs interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.

Under the terms of the Revolving Credit Facility, $100 million was immediately available and outstanding at closing. In late June 2019, the Company achieved the conditions pursuant to the release of the additional $30 million available under the Revolving Credit Facility.

On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, which is a related party transaction, to provide short-term financing for general corporate and working capital purposes. The facility bears interest of 8% per annum, payable monthly, and matures on April 12, 2020, at which date it must be repaid in full.

The Mubadala investment and Revolving Credit Facility have simplified the Company’s balance sheet, reduced interest costs, deferred principal payments and increased capital available to the Company.

Sandstorm debenture
On June 28, 2019, pursuant to the terms of a secured convertible debenture in favour of Sandstorm Gold, the Company settled a payment of $9.0 million in principal and $1.5 million in accrued interest by issuing 11,139,175 common shares of the Company to Sandstorm Gold at a price of C$1.23 per share.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Elk Gold sale
On May 22, 2019, the Company announced the sale of its non-core Elk Gold project in British Columbia, Canada to Bayshore Minerals Incorporated (“Bayshore”) for total consideration of C$10 million, with C$1 million received in cash on closing of the sale and C$9 million in a first-ranking secured promissory note payable in annual installments of C$3 million commencing two years from closing. The total amount due under the promissory note may be adjusted such that if Bayshore pays an additional C$7 million within two years from closing, that will represent full and final payment; or if Bayshore pays an additional C$8.5 million within three years from closing, that will represent full and final payment. Sale of the Elk Gold Property was completed by way of a purchase by Bayshore of the shares of Equinox Gold’s wholly-owned subsidiary, Gold Mountain Mining Corporation.
Share-based compensation
On May 9, 2019, the Company announced that pursuant to its stock option plan and restricted share unit (“RSU”) plan, it had granted stock options exercisable into 145,454 common shares in the Company and RSUs exercisable into 80,000 shares in the Company to two new directors. The stock options are exercisable at C$1.08 per share with a 5-year term, with 50% vesting one year after the date of grant and 50% vesting after two years. The RSUs vest 50% one year after the date of grant with the remainder vesting after two years.
Investment in Solaris Copper
Previously, the results of Solaris Copper were consolidated with the results of Equinox Gold. During the three months ended June 30, 2019, the Company determined that Solaris Copper was no longer a controlled subsidiary as the Company’s ownership interest was reduced to 32% as a result of external financings completed and Solaris Copper was self-sustaining for an extended period with no capital injections made by Equinox Gold. Accordingly, as at June 30, 2019, the Company no longer consolidates Solaris Copper and the Company recorded a $1.8 million gain on deconsolidation of Solaris Copper. The Company’s 32% interest retained in Solaris Copper was recognized at fair value. Subsequently, this investment will be accounted for using the equity method.

Recent Developments
Subsequent to quarter end, Equinox Gold announced that it achieved commercial production at Aurizona effective July 1, 2019.
Tim Breen was appointed as a director of Equinox Gold as at August 1, 2019, replacing Mohamed Alsuwaidi, Mubadala’s previous board nominee. Mr. Breen is a long-standing member of Mubadala’s senior leadership team, currently serving as an Executive Director in Mubadala’s Technology, Manufacturing and Mining platform. He also serves on the boards of several of Mubadala’s investments, including Sociedad Minera de Santander (Minesa) in Colombia and Guinea Alumina Corporation in the Republic of Guinea. Mr. Breen also serves as a director and Executive Vice President of Finance, Strategy and Business Transformation of GlobalFoundries. Prior to joining Mubadala in 2010, he was based in Abu Dhabi as a partner with McKinsey & Company. Mr. Breen holds an MBA from London Business School.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Financial Results
Selected financial results for the three and six months ended June 30, 2019 and 2018
Selected consolidated results for the three and six months ended June 30, 2019 and 2018 are summarized below:
$ amounts in millions, except per share amounts	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue(1)	$35.4	$-	$70.8	$-
Operating costs(1)	(25.8)	-	(51.3)	-
Earnings from mine operations(1)	9.6	-	19.5	-
Exploration	(3.2)	(2.7)	(6.1)	(5.7)
General and administration	(3.7)	(3.3)	(6.8)	(6.7)
Income (loss) from operations	2.8	(6.0)	6.6	(12.4)
Other income (expenses)	(13.5)	5.7	(20.8)	8.4
Net loss before taxes	(10.7)	(0.3)	(14.2)	(4.0)
Tax expense	0.0	(1.4)	(2.3)	(1.4)
Net loss from continuing operations	(10.7)	(1.7)	(16.5)	(5.4)
Loss from discontinued operation	-	(25.8)	-	(26.6)
Net loss and comprehensive loss	(10.7)	(27.5)	(16.5)	(31.9)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	(0.02)	(0.00)	(0.03)	(0.01)
(1) Prior period comparatives are not applicabe as Mesquite was acquired on October 30, 2018.
Earnings from mine operations

Revenue for Q2 2019 was $35.4 million on sales of 26,856 oz of gold from Mesquite compared to $35.4 million on sales of 27,238 oz of gold in Q1 2019. Lower ounces sold in Q2 2019 as compared to Q1 2019 were offset by an increase in gold price.

Operating costs increased nominally in Q2 2019 to $25.8 million from $25.5 million in Q1 2019.

Exploration
Exploration in Q2 2019 was $3.2 million and for the six months ended June 30, 2019 was $6.1 million compared to $2.7 million and $5.7 million in the same periods of 2018. The increase is mainly due to increased spending on permitting and social responsibility activities by Solaris Copper prior to deconsolidation. Exploration at Castle Mountain and Aurizona in Q2 2019 were relatively static compared to 2018 with the majority of work focused on completion of detailed engineering, documentation submissions for final permitting and other site preparation activities in advance of Castle Mountain Phase 1 construction.
General and administration
General and administration expenditures in Q2 2019 were $3.7 million and for the six months ended June 30, 2019 were $6.8 million compared to $3.3 million and $6.7 million in the same periods of 2018. General and administration in Q2 2019 included administration costs and share-based compensation for Solaris Copper of $0.5 million (six months ended June 30, 2019- $1.1 million). The increase in general and administration expenditures was due to timing of expenditures in the normal course of business.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Other income (expenses)

Other income (expenses) is comprised of finance expense, finance income and other income (expense). Finance expense in Q2 2019 was $3.3 million and for the six months ended June 30, 2019 was $7.1 million compared to $0.7 million and $1.5 million in the same periods of 2018. The increase is due to higher debt balances at June 30, 2019. Finance income in Q2 2019 was $0.5 million and for the six months ended June 30, 2019 was $1.3 million compared to $2.2 million and $3.1 million in the same period of 2019. The decrease is due to less accretion of non-current receivables and interest income on cash deposits.

Other expense for Q2 2019 was $10.6 million and for the six months ended June 30, 2019 was $14.9 million compared to other income of $4.2 million and $6.9 million in the same periods of 2018. Other expense was largely driven by a $13.9 million loss on early settlement of the Sprott Facility, Aurizona Construction Facility and related production-payment liability. This was partly offset by a gain of $1.8 million resulting from the deconsolidation of Solaris Copper. For Q2 2019, this loss was further offset by a gain on the change in fair value of derivative liabilities of $1.3 million (six months ended June 30, 2019 - loss of $4.0 million). The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2019:
$ amounts in millions, except per share amounts	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Revenue(1)	$35.4	$35.4	$30.2	$-
Operating costs(1)	(25.8)	(25.5)	(22.1)	-
Earnings from mine operations(1)	9.6	9.9	8.1	-
Exploration	(3.2)	(2.9)	(3.9)	(2.6)
General and administration	(3.7)	(3.1)	(6.7)	(3.0)
Asset impairment	-	-	(13.3)	-
Income (loss) from operations	2.8	3.8	(15.8)	(5.6)
Other income (expenses)	(13.5)	(7.3)	6.3	(2.2)
Net loss before taxes	(10.7)	(3.5)	(9.5)	(7.8)
Tax expense	0.0	(2.3)	(0.6)	(0.3)
Net loss from continuing operations	(10.7)	(5.8)	(10.1)	(8.1)
Loss from discontinued operation(3)	-	-	-	(0.9)
Comprehensive loss	(10.7)	(5.8)	(10.1)	(9.0)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.02)	$(0.01)	$(0.02)	$(0.02)

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

$ in millions, except per share amounts	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Exploration expenses	$(2.7)	$(3.0)	$(3.4)	$(1.9)
General and administration	(3.3)	(3.4)	(4.8)	(2.6)
Care and maintenance expenses(2)	-	-	(2.6)	(3.0)
Loss from operations	(6.0)	(6.4)	(10.8)	(7.5)
Other income (expenses)	5.7	2.7	(12.8)	2.7
Net income (loss) before taxes	(0.3)	(3.7)	(23.6)	(4.8)
Tax expense	(1.4)	-	(0.3)	-
Net income (loss) from continuing operations	(1.7)	(3.7)	(23.9)	(4.8)
Loss from discontinued operation(3)	(25.8)	(0.7)	(2.7)	(1.0)
Comprehensive income (loss)	(27.5)	(4.4)	(26.6)	(5.8)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.00)	$(0.01)	$(0.12)	$(0.03)

(1)       Prior period comparatives are not available as Mesquite was acquired on October 30, 2019.

(2)       Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018.

(3)       Results from Koricancha have been re-presented in prior periods as a discontinued operation as it was disposed of during August 2018.

Selected balance sheet information
Selected audited consolidated balance sheet amounts as at June 30, 2019 and December 31, 2018 are summarized below:
$ amounts in millions	June 30, 2019	December 31, 2018
Total assets	$779.5	$752.1
Total non-current liabilities	$284.2	$222.4

Liquidity and Capital Resources
Working capital

At June 30, 2019, Equinox Gold had $34.6 million (December 31, 2018 - $62.6 million) in cash and marketable securities. The Company had working capital of $32.9 million at June 30, 2019 compared to $24.6 million at December 31, 2018. The increase in working capital from December 31, 2018 was due to a reduction in current debt obligations as a result of refinancings completed in the Quarter.

As at June 30, 2019, current accounts receivable and deposits were $21.5 million (December 31, 2018 - $21.8 million) comprised of $4.8 million (December 31, 2018 - $4.9 million) of value-added taxes receivable from the Brazilian government; $11.4 million (December 31, 2018 - $10.9 million) receivable from Serabi Gold plc representing the final instalment due in December 2019 from the sale of Anfield’s Coringa project; $1.9 million (December 31, 2018 - $1.7 million) receivable from Inca One representing the first installment due in August 2019 from the sale of Koricancha; and $3.4 million (December 31, 2018 - $3.3 million) in miscellaneous receivables, advances and prepaid expenses.

Inventory at June 30, 2019 totalled $57.8 million, up from $49.7 million at December 31, 2018. The increase in inventories was due to increased ounces stacked on the leach pad at Mesquite. As at June 30, 2019, there was heap leach inventory of $40.4 million, supplies inventory of $11.1 million, work-in-process of $6.0 million, and finished goods of $0.4 million (December 31, 2018 - $31.4, $10.0 million, $7.1 million and $1.2 million, respectively).

Current liabilities at June 30, 2019 were $81.7 million (December 31, 2018 - $110.2 million). Included in current liabilities were accounts payable and accrued liabilities at June 30, 2019 of $41.2 million (December 31, 2018 - $55.5 million) which was comprised of amounts owing for capital purchases at Aurizona of $14.8 million and trade payables of $24.1 million primarily related to Mesquite operations and Castle Mountain exploration expenditures.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Also included in current liabilities at June 30, 2019 was the current portion of the Company’s debt facilities totalling $40.4 million (December 31, 2018 - $54.7 million). The decrease from December 31, 2018 was due to the principal payment on the Sandstorm Debenture made on June 30, 2019 and restructuring of debt facilities in the Quarter resulting in deferral of principal repayments.
At June 30, 2019, the Company had cash and cash equivalents of $33.0 million (December 31, 2018 - $60.8 million), working capital of $32.9 million (December 31, 2018 - $24.6 million) and $30.0 million in undrawn loan facilities. Subsequent to June 30, 2019, the Company announced the commencement of commercial production at Aurizona. The Company believes cash flows from operations at Aurizona and Mesquite are sufficient to achieve the Company’s current business objectives for the next 12 months. The Company may require additional funding for future development activities, including Castle Mountain construction. The Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.
Cash flow

Cash used in operations in Q2 2019 was $12.1 million and for the six months ended June 30, 2019 was $17.2 million (Q2 2019 - $6.0 million; six months ended June 30, 2018 - $20.5 million). The Company generated $1.7 million in cash from operations prior to non-cash working capital in Q2 2019 and $8.4 million for the six months ended June 30, 2019. This was offset by an increase in inventory as a result of increased ounces stacked to the Mesquite leach pad in 2019.

Cash used in investing activities in Q2 2019 was $24.5 million and for the six months ended June 30, 2019 was $70.2 million (Q2 2018 - $12.6 million; six months ended June 30, 2018 - $31.4 million). Equinox Gold spent $17.0 million in Q2 2019 and $45.9 million in the six months ended June 30, 2019 on development and construction at Aurizona (Q2 2018 - $19.5 million; six months ended June 30, 2018 - $38.4 million). The increase from the prior year periods was due to capital expenditures at Mesquite of $6.1 million in Q2 2019 and $10.6 million in the six months ended June 30, 2019. The increase in the six months ended June 30, 2019 was also impacted by payment of the $12.5 million working capital adjustment due to New Gold as part of the Mesquite acquisition.

Cash provided by financing activities for Q2 2019 was $45.5 million and for the six months ended June 30, 2019 was $58.4 million (Q2 2018 - $39.4 million; six months ended June 30, 2018 - $54.5 million). During Q1 2019, the Company made a final draw of $10 million from the Aurizona Construction Facility. In Q2 2019, the Sprott Facility, Aurizona Construction Facility and related production-linked payment obligation were repaid in full for proceeds of $116.9 million. This was offset by $139.7 million proceeds received from the issuance of convertible notes and $20.0 million received from a short-term loan with the Company’s Chairman.

Share capital transactions
The Company issued shares in conjunction with the following transactions during 2019:
# Shares
Balance December 31, 2018	552,127,299

Issued to settle debenture	11,139,175
Issued on exercise of warrants, stock options and vested RSUs	2,183,954
Balance June 30, 2019	565,450,428

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Outstanding Share Data
As at the date of this MD&A, the Company had 566,185,720 shares issued and outstanding, 14,392,427 shares issuable under stock options, 121,030,957 shares issuable under share purchase warrants and 10,261,710 shares issuable under restricted share units. The fully diluted outstanding share count is 711,870,814.

Commitments and Contingencies
At June 30, 2019, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and interest	$339.0	$58.0	$13.1	$13.1	$109.7	$145.1	$-
Accounts payable and accrued liabilities	40.6	40.6	-	-	-	-	-
Reclamation payments(1)	32.2	0.4	1.6	3.3	6.2	4.3	16.4
Purchase commitments	23.0	22.4	0.6	-	-	-	-
Lease payments	1.0	0.3	0.2	0.2	0.2	0.1	-
Total	$435.8	$121.7	$15.5	$16.6	$116.1	$149.5	$16.4
(1) Amount represents undiscounted future cash flows

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At June 30, 2019, the Company recorded a legal provision for these items totaling $3.8 million (December 31, 2018 - $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At June 30, 2019, the Company has recorded restricted cash of $13.6 million (December 31, 2018 - $7.5 million) in relation to insurance bonds for tax assessments in the appeals process.

The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. At June 30, 2019, a provision for $0.4 million (December 31, 2018 - $0.9 million) has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

Related Party Transactions
On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty. Refer to the Corporate section on page 8.

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. AISC per ounce starts with total cash costs and adds net capital expenditures that are sustaining in nature, mine site general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by ounces sold to arrive at AISC per ounce. Management believes cash cost and AISC are measures commonly used in the gold mining industry and are useful for monitoring the performance of operations and the ability of mines to generate positive cashflow. These measures have been consistently calculated for all periods presented.
Total cash costs per ounce sold
Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per ounce sold
AISC per gold ounce is a non-IFRS measure based on guidance announced by the World Gold Council (“WGC”) in September 2013 and updated in November 2018. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Mesquite cash cost and AISC reconciliation
The following tables provide a reconciliation of cash costs per ounce of gold sold and site AISC per ounce of gold sold and sustaining and non-sustaining capital for the three and six months ended June 30, 2019 for Mesquite. Comparative information for the same periods in 2018 have not been presented as the mine was acquired on October 30, 2018.
$’s in millions, except ounce and per ounce figures		Three months ended		Six months ended
		June 30, 2019	March 31, 2019	June 30, 2019
Operating expenses		$21.3	20.9	42.2
Gold ounces sold		26,856	27,238	54,094
Cash costs per gold ounce sold	$/oz	794	766	780
Operating costs from mine operations		$21.3	20.9	42.2
Add:
Sustaining capital expenditures		2.8	3.0	5.8
Reclamation expenses		0.5	0.5	1.0
Total AISC		$24.6	24.4	49.0
AISC per gold ounce sold(1)	$/oz	917	897	907
(1) AISC of $917 and $907 per ounce sold for the three and six months ended June 30, 2019 reflects Equinox Gold’s cost of acquiring the gold in the leach pad inventory and the processing and selling costs associated with gold sold. The AISC does not reflect expenditures incurred by New Gold to mine and stack those ounces onto the leach pad.
		Three months ended		Six months ended
$’s in millions		June 30, 2019	March 31, 2019	June 30, 2019
Capital additions on mining interests(2)		$23.8	30.4	54.2
Non-sustaining capital expenditures(3)		(18.0)	(25.5)	(43.5)
Non-sustaining exploration - capitalized		(3.0)	(1.9)	(4.9)
Sustaining capital expenditures		$2.8	3.0	5.8
(2) Per note 7 of the condensed consolidated interim financial statements. (3) Includes capital expenditures at Aurizona and Castle Mountain that are considered non-sustaining capital.

Risk and Uncertainties
Risk factors are outlined in the Company’s 2018 annual MD&A dated March 12, 2019 which is available on SEDAR at www.sedar.com.
Equinox Gold business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

Accounting Matters
Use of judgement and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applies in the consolidated financial statements for year ended December 31, 2018, except as noted below:
Commencement of commercial production
Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a reasonable period to make this determination. A minimum of 80% of planned output and/or design capacity measures over a 30-day period were utilized in determining the appropriate timing. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019.
Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During the three months ended June 30, 2019, the Company determined that Solaris Copper was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 32% as a result of the completion of external financings, and Solaris Copper was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris Copper, and accounts for its interest using the equity method effective June 30, 2019.
Adoption of new IFRS pronouncements
The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

• Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

• Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

• Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

• Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented as other property and equipment within mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.

Significant accounting policies

The following is the new accounting policy for leases under IFRS 16:

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Right-of-use assets are presented in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Notes and Forward-looking Statements
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “outlook”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to successfully operate Mesquite and Aurizona and achieve the annual production and costs estimated for Mesquite and Aurizona, exploration results at Mesquite and Aurizona and the Company’s ability to expand the resource base and extend the mine life at Mesquite and Aurizona, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to achieve the results anticipated in the Castle Mountain pre-feasibility study, conditions and risks associated with the corporate revolving credit facility, conditions and risks associated with the convertible notes, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019

The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox Gold’s operations or projects; (2) political, security and legal developments in jurisdictions where Equinox Gold operates or may in future operate, being consistent with Equinox’s current expectations; (3) the accuracy of Equinox Gold’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reais being approximately consistent with current levels; (4) prices for key supplies, equipment, labour and material costs being consistent with Equinox’s current expectations; and (5) all required permits, licenses and authorizations being obtained in a timely manner or at all, or if obtained, remaining in place, from relevant governments. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Technical Information
James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.